CUSIP No. 561063-10-8                                         Page 1 of 16 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   561063-10-8
                                 (CUSIP Number)

                                 Peter T. Kross
                             248 Grosse Pointe Blvd.
                          Grosse Pointe Farms, MI 48236
                                 (313) 882-8604
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 561063-10-8                                         Page 2 of 16 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    410,060 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        57,100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         410,060 shares

                           10       Shared Dispositive Power
                                    57,100 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  467,160 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  9.0%

14       Type of Reporting Person
         IN

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CUSIP No. 561063-10-8                                         Page 3 of 16 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group                 (a)[ ]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    7,900 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         7,900 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  7,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.2%

14       Type of Reporting Person
         IN

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CUSIP No. 561063-10-8                                         Page 4 of 16 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Margaret G. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        57,100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    57,100 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  57,100 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.1%

14       Type of Reporting Person
         IN

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CUSIP No. 561063-10-8                                         Page 5 of 16 pages


          This is Amendment No. 8 to a Schedule 13D (as earlier amended, the "Original 13D") filed originally by Peter T. Kross ("Mr. Kross"). This Amendment is filed jointly by Mr. Kross, Richard J. Nelson ("Mr. Nelson") and Margaret G. Kross ("Mrs. Kross"). As of this Amendment, Mr. Nelson is no longer a member of the joint filing group that filed earlier amendments to the Original 13D and will no longer file reports with respect to his ownership of the Common Stock.

          This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

Item 4.   Purpose of Transaction

          The goal of Mr. Kross, Mr. Nelson and Mrs. Kross is to profit from appreciation in the market price of the Common Stock. Mr. Kross expects to actively assert shareholder rights, in the manner described below. Mr. Kross intends to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock.

          On August 16, 1999, Mr. Kross met with management of the Issuer. At that time, Mr. Kross indicated that he would be filing an amendment to the Original 13D to report a change in his investment intent from that of passive investor to that outlined herein. Mr. Kross also informed the Issuer that in his opinion the Issuer should explore different strategies for maximizing shareholder value, including (a) hiring an investment banker to explore finding an acquiror for the Company, (b) consider selling properties owned by the Issuer and (c) consider using cash raised by the sale of properties owned by the Issuer to repurchase shares of the Issuer's stock. Mr. Kross also stated that he previously believed and still believes that the Issuer should eliminate its "poison pill," as it serves to limit and restrict shareholder rights. In addition, Mr. Kross asked that he or his representative be added immediately to the Board of Directors of the Issuer. Shortly thereafter, management of the Issuer responded that the Board of Directors would meet to consider that request.

          Mr. Kross was later informed that the Board of Directors met on August 23, 1999 to consider his request for Board representation but deferred any discussion until its September meeting. Upon learning of the Board of Directors' decision to revisit Mr. Kross' request for Board representation, Mr. Kross sent a letter to a representative of the Issuer's management on September 2, 1999, requesting an opportunity to meet with the members of the Board of Directors in person to present his views and respond to any questions they might have. A copy of this letter is attached as Exhibit 3.

          Thereafter, on September 14, 1999, Mr. Kross met with the Board of Directors to discuss his qualifications for membership on the Issuer's Board of Directors. Yet, prior to the meeting with Mr. Kross, the Issuer's Board of Directors held a special meeting on September 7, 1999, in order to take steps to limit shareholder action by amending the Issuer's by-laws with respect to special meetings, shareholder proposals and nomination of directors. The amended by-laws set forth new procedural requirements for shareholder proposals and

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CUSIP No. 561063-10-8                                         Page 6 of 16 pages


nominations as well as limit the ability to call a special meeting of shareholders to those shareholders who are record holders of at least fifty-one percent (as opposed to twenty-five percent under the previous by-laws) of the Issuer's stock.

          After the September 14 meeting of the Board of Directors, management informed Mr. Kross that the Board of Directors had declined Mr. Kross' request to be added to the Issuer's Board of Directors. Immediately thereafter, by letter dated September 16, 1999, Mr. Kross requested the stock ledger, stockholder list and books and records of the Issuer. A copy of that letter is attached as Exhibit 4.

          By letter dated November 29, 1999, Mr. Kross stated his present intention to run a full slate of five director nominees for the 2000 annual meeting of shareholders and formally withdrew his request for appointment to the Board. A copy of that letter is attached as Exhibit 5. By a second letter dated November 29, 1999, Mr. Kross requested an updated stock ledger, stockholder list and books and records of the Issuer. A copy of that letter is attached as
Exhibit 6.

          In response to Mr. Kross's letter of November 29, 1999, Mr. Kross received a letter from Malan's President and CEO indicating that no additional information would be forthcoming for reasons set forth in the letter. A copy of that letter is attached as Exhibit 7. As a result of a communication between counsel for Mr. Kross and counsel for Malan, on or about December 10, 1999, Malan revised its position agreeing to provide certain information responsive to Mr. Kross's November 29, 1999 letter demanding certain shareholder information.

          At or about this same time period, the President and CEO of Malan sent a letter dated December 7, 1999 to the Chairman and Chief Executive Officer of First Union Corp., the parent corporation of Mr. Kross's employer, First Union Securities, Inc. In that December 7, 1999 letter, Malan's President and CEO stated, among other things, that "Mr. Kross has taken an extremely hostile position against Malan and its management." A copy of that letter is attached as
Exhibit 8. On December 17, 1999, the President and CEO of First Union Securities responded to that letter by indicating, in part, that First Union Securities had "requested Kross to not seek or accept a Malan Realty Board position, and to not nominate any other candidate for a Malan Realty Board position." A copy of that letter is attached as Exhibit 9. The letter went on to add that "he (Kross) will, however, continue to be free to vote his shares for candidate(s) of his choice, and, in compliance with any applicable legal and regulatory requirements, to disclose his voting intentions." Therefore, as a result of Malan's December 7, 1999 letter and the request by his employer to refrain from seeking or accepting a Malan Realty Board position for himself or his nominee, Mr. Kross no longer intends, as of the date of this filing, to nominate a slate of directors for Malan's Board. Mr. Kross continues to hold the views previously expressed in 13D filings and correspondence attached thereto concerning Malan's Board of Directors and Management and the strategic alternatives which they should be considering to maximize shareholder value. Therefore, in the event that any other shareholder seeks to nominate a slate of directors for Malan's Board in connection with the upcoming annual meeting of shareholders, Mr. Kross will carefully evaluate such a slate

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CUSIP No. 561063-10-8                                         Page 7 of 16 pages


and, if supportive of the strategy previously outlined by Mr. Kross, Mr. Kross will likely vote his shares in their favor at the annual shareholder meeting.

          In addition to the activities outlined in the previous paragraph, Mr. Kross intends to continue to evaluate the Issuer and its business prospects and to consult with management of the Issuer, other shareholders of the Common Stock and other persons to further the aforementioned alternatives and strategies. Additionally, Mr. Kross intends to continue to explore his options regarding exercising his rights as a shareholder. Mr. Kross, Mr. Nelson and/or Mrs. Kross may make further purchases of shares of the Common Stock or may dispose of any or all of their shares of the Common Stock at any time. At present, and except as disclosed herein, none of Mr. Kross, Mr. Nelson or Mrs. Kross has any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Mr. Kross and Mrs. Kross intend to continue to explore the options available to them. Mr. Kross and Mrs. Kross may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Mr. Kross is no longer retaining Mr. Nelson to advise him with regard to Mr. Kross's activities regarding the Issuer and the Common Stock, and Mr. Nelson has no other contracts, arrangements, understandings or relationships with Mr. Kross or Mrs. Kross with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          No.       Description
          ---       -----------
          1         Mr. Kross's margin account  agreement with Prescott,  Ball &
                    Turben, Inc., the predecessor to Everen.*
          2         Joint Filing Agreement.*
          3         Letter dated September 2, 1999 from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          4         Letter  dated  September  16,  1999  from  Mr.  Kross to Mr.
                    Anthony S. Gramer, President of the Issuer.*
          5         Letter dated November 29, 1999 from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          6         Letter dated November 29, 1999 from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          7         Letter dated  November 29, 1999 from Mr.  Anthony S. Gramer,
                    President of the Issuer, to Mr. Kross.
          8         Letter  dated  December 7, 1999 from Mr.  Anthony S. Gramer,
                    President  of the  Issuer,  to Mr.  Edward  E.  Crutchfield,
                    Chairman  and  Chief   Executive   Officer  of  First  Union
                    Corporation.
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CUSIP No. 561063-10-8                                         Page 8 of 16 pages


          9 Letter dated December 17, 1999, from Mr. Daniel J. Ludeman, President and CEO of First Union Corporation, to Mr. Anthony
                    S. Gramer, President of the Issuer.


*Filed as an exhibit to the Original 13D.

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CUSIP No. 561063-10-8                                         Page 9 of 16 pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     December 20, 1999

                                          /s/ Richard J. Nelson
                                          Richard J. Nelson


                                          /s/ Peter T. Kross
                                          Peter T. Kross


                                          /s/ Margaret G. Kross
                                          Margaret G. Kross